Exhibit 99.1
Waldencast plc Announces Receipt of Nasdaq Listing Stay

November 22, 2023 – New York, NY – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that it received written notice that The Nasdaq Stock Market LLC (“Nasdaq”) granted the Company’s previously announced request to extend the stay of the suspension of the Company’s securities at least pending completion of the hearing process. Accordingly, the Company’s securities will continue to trade on Nasdaq until the Nasdaq Hearings Panel (the “Panel”) issues a final decision regarding the Company’s listing status following a hearing scheduled for February 8, 2024 or upon receipt of confirmation from Nasdaq that the Company has regained compliance with Nasdaq’s continued listing standards (if earlier). Although the Company is continuing to work diligently to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”) with the Securities and Exchange Commission (the “SEC”) as soon as practicable, there can be no assurance that the Company will have regained compliance with Nasdaq’s continued listing standards ahead of the hearing, and if not, that the Panel will grant a further extension or that the Company will be able to timely satisfy the terms of any extension granted by the Panel.

About Waldencast
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth, purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, brands will benefit from the operational scale of a multi-brand platform, expertise in managing global beauty brands at scale, a balanced portfolio to mitigate category fluctuations, asset-light efficiency and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Cautionary Statement Regarding Forward-Looking Statements
Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the duration of the extended stay of the suspension of the Company’s securities; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq; the Company’s timing and ability to file its 2022 Annual Report; the Company’s ability to regain compliance with Nasdaq’s continued listing standards prior to the scheduled hearing and any assumptions underlying any of the foregoing.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure to obtain a further extension from the Panel or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq; delays in the Audit Committee’s ability to complete its review and the Company’s ability to finalize its fiscal year 2022 audited financial results in a timely manner; the risk that the Audit Committee review identifies errors, which may be material; the finalization of management’s and the Audit Committee’s review of the effectiveness of the Company’s internal accounting controls and financial reporting; the impact and the risk of the covenants, defaults and events of default under the Company’s credit agreement, which could limit the Company’s ability to operate or undertake certain types of transactions and could adversely affect the Company’s liquidity; the impact of any legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

Contacts:

Investors
ICR
Allison Malkin /Nina Weiss
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com
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